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FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 2 7 2018
WASH, D.C.

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SEC FILE NUMBER
8-52857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2017 (MM/DD/YY) AND ENDING 12-31-2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enspire Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Summer Street, Ste 1810
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Jensen 914-473-9993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegrist, Cree, Alessandri & Strauss
(Name – *if individual, state last, first, middle name*)

20 Walnut Street	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Samuel J. Jensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enspire Investments LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONY LEE FOTI
Notary Public – State of Florida
Commission # GG 176983
My Comm. Expires Jan 18, 2022
Bonded through National Notary Assn.

Signature

CEO/CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENSPIRE INVESTMENTS LLC

(a wholly owned subsidiary of Intrustnet Insurance Services, LLC)

Financial Statements

Year ended December 31, 2017

ENSPIRE INVESTMENTS LLC

(a wholly owned subsidiary of Intrustnet Insurance Services, LLC)
Year ended December 31, 2017

Contents

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm

To the Member of
Enspire Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Enspire Investments, LLC as of December 31, 2017, the related statements of Income, changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedule that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of Enspire Investments, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. See other matters.

Basis for Opinion

These financial statements are the responsibility of Enspire Investments' management. Our responsibility is to express an opinion on Enspire Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Enspire Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Enspire Investments' financial statements. The supplemental information is the responsibility of Enspire Investments' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Enspire Investments' auditor for December 31, 2017.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Other Matters

We have also issued our report dated February 19, 2018 on our consideration of Enspire Investments, LLC's internal control over financial reporting and on our tests of its compliance with certain provisions of laws, regulations, contracts, and other matters. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of the audit performed in accordance with PCAOB standards in considering Enspire Investments, LLC's internal control over financial reporting and compliance. The report indicates a material weakness in internal control over financial reporting regarding income recognition. However, an adjustment was made to correct the income recognition in the financial statements.

Emphasis-of-Matter regarding Going Concern

The accompanying financial statements have been prepared assuming that Enspire Investments, LLC will continue as a going concern. Enspire Investments, LLC has incurred a loss from operations for the year ended December 31, 2017 that raise doubt about its ability to continue as a going concern without additional capital being acquired. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Siegrist, Cree, Alessandri & Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
February 19, 2018

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

ENSPIRE INVESTMENTS LLC
(a wholly owned subsidiary of Intrustnet Insurance Services, LLC)
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	35,258
Accrued Income		4,177
Prepaid expenses		11,358
Total Assets	$	50,793

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	1,676
Members' equity		49,117
Total Liabilities and Members' Equity	$	50,793

ENSPIRE INVESTMENTS LLC
(a wholly owned subsidiary of Intrustnet Insurance Services, LLC)
Statement of Income (Loss)
For the year ended December 31, 2017

Revenues:		
Policy Revenue	$	29,740
Interest		2
Total Operating revenue		29,742
Expenses:		
Bank Fees		130
Commission/Bonus Expense		9,000
Computer Expense		4,483
Consulting and professional fees		94,675
Insurance Expense		5,891
Occupancy and equipment rental		1,200
Sales Expense		411
Regulatory fees		10,826
Shared Expenses		1,467
Travel Expense		591
Underwriting Expense		2,380
Total Operating expenses		131,054
Net income (loss)	$	(101,312)

ENSPIRE INVESTMENTS LLC
(a wholly owned subsidiary of Intrustnet Insurance Services, LLC)
Statement Of Changes In Members' Equity
For the year eneded December 31, 2017

Beginning members' equity	$	14,656
Net income (loss)		(101,312)
Members' capital contributions		135,773
Members' capital distributions		-
Members' equity @ December 31, 2015	$	49,117

ENSPIRE INVESTMENTS LLC
(a wholly owned subsidiary of Intrustnet Insurance Services, LLC)
Statement Of Cash Flows
For the year ended December 31, 2017

Cash flows from operating activites:		
Net income (loss)	$	(101,312)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accrued Income		(4,177)
Prepaid expenses		(3,097)
Increase (decrease) in:		
Accounts payable and accrued expenses		(15,445)
Payroll liabilities		-
Due to member		-
Net cash provided (used) by operating activities		(124,031)
Cash flows from financing activities:		
Members' contributions		135,773
Members' distributions		-
Net cash provided (used) by financing activities		135,773
Net increase (decrease) in cash		11,742
Cash, beginning		23,516
Cash, ending	$	35,258
Cash paid during the year for:		
Interest	$	-
Taxes	$	-

1. Nature of business:

Enspire Investments (the Company), a successor to Bluestone Investment Banking Group, was formed on April 9, 2009 and is now a wholly owned subsidiary of Intrustnet Insurance Services , LLC (IIS,LLC). The Company was purchased and application made in August 2015 and approved for transfer of ownership and control in March 2016 for purposes of acting as a broker dealer with the capacity and qualifications to provide access to private placement insurance products for financial fiduciaries and their Accredited Investor and or Qualified Purchaser qualified clients. The Company is also authorized for variable products but does not maintain a capacity for VIT (special purpose mutual funds for insurance portfolios) given customer demand is focused on SMA accounts. The member firm, Enspire Investments, has a unique form of revenue and does not charge commissions and/or markups in any component of its current transactions. The Company generates revenue from M and E fees charged to assets under administration paid to IPL and invoiced monthly for the life of asset retention.

The Company is registered with the Securities and Exchange Commission ("SEC", SEC file #8-52857) and is a member"(CRD# 104395)of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation (SIPC).

2. Summary of significant accounting policies:

Basis of accounting:

The Company uses the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Income taxes:

The Company is a "disregarded entity" for federal and state income tax purposes. As such, the Company's revenues and expenses are reported with tax filing of IIS,LLC. IIS, LLC is treated as

2. Summary of significant accounting policies: (Continued)

a partnership for federal and state income tax purposes. No provision for federal or state income taxes has been made by the Company as the individual members of IIS, LLC are responsible for any tax consequences of their respective shares of the Company's profit or loss.

The Company accounts for uncertainty with regard to income taxes in accordance with accounting principles generally accepted in the United States of America. Since the Company is not a tax paying entity for federal and state income tax purposes, there are no material unrecognized tax benefits or adjustments to liabilities or operations required as of December 31, 2017.

IIS, LLC's tax returns, which include the Company, are subject to examination by the Internal Revenue Service and state taxing authorities, although no such examinations have been initiated as of the date of our audit report.

3. Related parties:

IIS, LLC maintains and owns software that is core to the business process of the member firm as well as component insurance processes which may or may not result in a private placement. Only insurance product offerings completely accepted by the client and RIA are encapsulated in a Private Placement under Rule 506 of Regulation D. Enspire Investments maintains a documented and approved expense sharing agreement with its parent.

ISS, LLC also has an affiliate, Intrustnet Management Services, a local agent in South Dakota that establishes and manages the creation of LLC's through which beneficial ownership interest is conveyed in the Private Placement.

During the year ended December 31, 2017, the Company has sold Private Placement Life Insurance Products to eight clients.

4. Commitments and contingencies:

The Company has no commitments or contingencies that would require disclosure in the financial statements.

5. Net capital:

The Company does not and will not receive any customer funds and securities and will not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-I of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,000 and will operate under a 15c3-3, exemption of the Customer Protection Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $33,582, exceeding the minimum net capital requirement of $5,000.

6. Subsequent Events:

Subsequent events were evaluated through February 19, 2018, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

ENSPIRE INVESTMENTS LLC
(a wholly owned subsidiary of Intrustnet Insurance Services, LLC)
Supplemental Schedule I
Computation Of Net Capital Pursuant To
Uniform Capital Rule 15c3-1
December 31, 2017

Members equity	$	49,117
Non-allowable assets:		
Accrued Income		4,177
Prepaid expenses		11,358
Net capital before haircuts		33,582
Haircuts on securities		-
Net capital		33,582
Minimum capital requirements the greater of 6-2/3% aggregate indebtedness of $1,676 or $5,000		5,000
Excess net capital	$	28,582
Ratio of aggregate indebtedness to net capital		.05 to 1
Aggregate Indebtedness		
Accounts payable and accrued expenses		1,676
Total aggregate indebtedness	$	1,676

Reconcilialion of net capital:		
Net capital as reported in Company's unaudited part IIA of the Focus Report	$	33,582
Rounding		-
Net capital per report pursuant to Rule 17a-5 (d)	$	33,582

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

To: The Member of
Enspire Investments LLC

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Enspire Investments LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which Enspire Investments LLC claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Enspire Investments LLC stated that Enspire Investments LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Enspire Investments' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Enspire Investments' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street, Wellesley Hills, MA 02481
February 19, 2018

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Assertions Regarding Exemption Provisions

We, as members of management of Enspire Investments ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2017 to December 31, 2017.

Enspire Investment

By.

Sam Jensen, President

:25/18
(Date)

Enspire Investments LLC

(a wholly owned subsidiary of Intrustenet Insurance Services, LLC)

COMPUTATION OF RESERVE REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

Enspire Investments is exempt from the reserve requirements pursuant to SEC Rule 15c3-1 under paragraph (k) (2) (ii).